Filed by Equity One, Inc.
                 Pursuant to Rules 165 and 425 promulgated under
          the Securities Act of 1933, as amended Registration Statement
                              File No. 333-64272-01
                        Subject Company: Equity One, Inc.
                         Commission File No: 000-1042810

Investors and security holders are urged to read the proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Equity One, Inc. ("Equity One") with the SEC in connection with its proposed acquisition of United Investors Realty Trust ("United Investors") because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents filed by Equity One with the SEC at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and such other documents may also be obtained for free from Equity One by directing such requests to Equity One, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Director of Investor Relations (telephone: (305) 947-1664).

Equity One and United Investors, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. A description of any interests that Equity One's and United Investors' directors and executive officers have in the proposed transaction are contained in the proxy statement/prospectus. The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Equity One's forward-looking statements, including the following factors: changes in macro-economic conditions and the demand for retail space in Florida and Texas; the continuing financial success of Equity One's and United Investors' current and prospective tenants; Equity One's ability to successfully integrate the operations of United Investors into the Equity One organization; Equity One's ability to realize economies of scale; continuing supply constraints in Equity One's and United Investors' current markets; and other risks, which are described in Equity One's and United Investors' Form 10-K and most recent Form 10-Q, which are on file with the Securities and Exchange Commission and which will be set forth in the proxy statement/prospectus regarding the transaction.

The securities may not be sold nor may offers to buy be submitted prior to the time the applicable registration statement becomes effective. The attached press release shall not be deemed to contain an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         THE FOLLOWING PRESS RELEASE WAS ISSUED BY EQUITY ONE, INC. ON AUGUST 17, 2001

FOR IMMEDIATE RELEASE:
----------------------
August 17, 2001

    EQUITY ONE, INC. CLOSES SALE OF 1,300,000 SHARES AT $10.875 TO ALONY HETZ
    -------------------------------------------------------------------------

NORTH MIAMI BEACH, FL, AUGUST 17, 2001 -Equity One, Inc. (NYSE: EQY) announced today that Alony Hetz Properties & Investments, Ltd. ("Alony Hetz") has purchased 1,300,000 shares of common stock at a price of $10.875 per share. The purchase is being made pursuant to the previously announced October 2000 agreements whereby Alony Hetz agreed to invest up to $32 million in Equity One common stock prior to December 31, 2002. The proceeds of $14,137,500 will be used by Equity One for general corporate purposes and to fund a portion of the consideration and costs associated with the pending United Investors Realty Trust ("UIRT") merger.

         This purchase brings Alony Hetz's total holdings of Equity One common stock to 2,331,000 shares, including 1,000,000 shares purchased in the initial transaction in November 2000 and 31,000 shares purchased in open market transactions. Alony Hetz continues to hold warrants exercisable through December 31, 2002 to purchase an additional 650,000 shares of Equity One common stock at a price of $10.875 per share. If Alony Hetz exercises these warrants and invests the full $32 million, it will own approximately 9.9% of the Company's common stock on a fully diluted basis, taking into account the contemplated share issuances in the pending acquisitions of Centrefund Realty (U.S.) Corporation ("CEFUS") and UIRT. The shares purchased by Alony Hetz pursuant to the October 2000 agreements are restricted securities subject to future registration rights.

                             ABOUT EQUITY ONE, INC.
                             ----------------------

         Equity One, Inc. (NYSE:EQY) is a self-administered, self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored by national and regional supermarket chains. The Company's portfolio currently consists of 33 properties, primarily located in metropolitan areas of Florida, encompassing 24 supermarket-anchored shopping centers, 1 drug store-anchored shopping center, 2 other retail-anchored shopping centers, 5 commercial properties and 1 development site. Following the closing of the pending CEFUS and UIRT transactions, Equity One will own a total of 86 properties, primarily located in metropolitan areas of Florida and Texas, encompassing 54 supermarket-anchored shopping centers, 6 drug store-anchored shopping centers, 18 other retail-anchored shopping centers, 6 commercial properties and 2 development sites, as well as interests in 6 joint ventures. For more information, please visit Equity One's website at www.equityone.net.

                 ABOUT ALONY HETZ PROPERTIES & INVESTMENTS, LTD.
                 -----------------------------------------------

         Alony Hetz is an Israeli corporation traded on the Tel-Aviv Stock Exchange that specializes in real estate investments in Great Britain, the United States and Canada.